                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of September, 2001
                 ---------

             INVESTORLINKS.COM INC. (Formerly: OPus Minerals Inc.)
          --------------------------------------------------------
                (Translation of regisrant's name into English)


          Suite 203, 120 Front Street East Toronto, Ontario. M5A 4L9
          ----------------------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                 Form 20-F  X                      Form 40-F
                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                           Yes____                No   X
                                                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  INVESTORLINKS.COM INC. (formerly Opus
                                  Minerals Inc.)


Date: September 10, 2001           By:/s/ Sandra J. Hall
      -----------------              ---------------------------------------
                                     Sandra J. Hall, Director and Secretary

                                                    Ontario Corporation Number
                                                 Numero de lo societe en Ontario

                                                             1028514

                                                 -------------------------------

For Ministry Use Only
A l'usage exclusil du ministere

Ministry of Consumer and            Ministere de le
Commercial Relations                Consommation el du Commerce
    CERTIFICATE                     CERTIFICAT
This is to certify that             Cecl certifie que les presents
these articles are effective on     status entrent en vigueur lo

SEPTEMBER - 6 SEPTEMBRE, 2001

                               /s/  ILLEGIBLE
                              Director/Directrice
           Business Corporations Act/Loi sur les societes par actions


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                             ARTICLES OF AMENDMENT
                            STATUTS DE MODIFICATION

  Form 3
 Business
Corporations
    Act
             1. The name of the corporation is:           Denomination sociale de la societe:

             --------------------------------------------------------------------------------
             I N V E S T O R L I N K S. C O M   I N C.
             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

 Formule 3
loi sur les
societes par
   actions

             2. The name of the corporation is       Nouvelle denomination sociale de la
             changed to (if applicable):          societe (s'il y a lieu):

             --------------------------------------------------------------------------------
             A P I     E L E C T R O N I C S        G R O U P          I N C.
             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

             --------------------------------------------------------------------------------

             3. Date of incorporation/amalgamation:  Date de la constitution ou de la fusion:


                                                 1993/05/01
             --------------------------------------------------------------------------------
                                           (Year, Month, Day)
                                           (annee, mois, jour)

             4. The articles of the corporation      Les statuts de la societe sont modifies
                are amended as follows:              de la facon suivante.

             The Articles of the Corporation are amended effective the opening of trading on
             Monday, September 10, 2001 to:

             (a)  consolidate the issued and outstanding Common Shares of the Corporation on the basis of one (1) Common Share for every three (3) issued and outstanding Common Shares in the capital of the Corporation: and

             (b)  change the name of the Corporation from InvestorLinks.com Inc. to API
                  Electronics Group Inc.

Form 3
Business
Corporations
Acts


Formule 3
Loi sur les
societes
par actions


           5. The amendment has been duly    La modification a ete dument
              authorized as required by      autorisee conformement aux
              Sections 168 & 170 (as         articles 168 et 170 (selon le
              applicable) of the             cas) de la Loi sur les societes
              Business Corporations Act.     par actions.

           6. The resolution authorizing     Les actionnaires ou les
              the amendment was approved     administrateurs (selon le cas)
              by the shareholders/directors  de la societe ont approuve la
              (as applicable) of the         resolution autorisant la
              Corporation on                 modification le

                                  2001/08/30
           _________________________________________________________________
                              (Year, Month, Day)
                              (annes, mois, jour)

           These articles are signed       Les presents statuts sont signes
           in duplicate.                   en double exemplaire.


                                              INVESTORLINKS.COM INC.
                                             ---------------------------------
                                                  (Name of Corporation)
                                           (Denomination sociale de la societe)

                                                             JAMES CASSINA
                                         By:/Par: J Cassina    PRESIDENT
                                            ---------------------------------
                                                (Signature)  (Description of
                                                (Signature)    office)
                                                              (Fonction)